Mail Stop 3233

                                                           October 11, 2018

Via E-Mail
Grant Cardone
Chief Executive Officer and President
Cardone Equity Fund V, LLC
18909 NE 29th Avenue
Aventura, FL 33180

       Re:    Cardone Equity Fund V, LLC
              Amendment No. 3 to
              Offering Statement on Form 1-A
              Filed September 26, 2018
              File No. 024-10865

Dear Mr. Cardone:

       We have reviewed your amended offering statement and have the following comments.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 18, 2018 letter.

General

1. We note your response to prior comment 1 and revised disclosure. Please revise your offering circular, including the disclosure on pages 3, 18 and 51, and your operating agreement to clarify that the internal dispute resolution procedure and arbitration provisions exclude claims under the federal securities laws and not only violations.

Prior Performance, page 56

2. We note your response to prior comment 3 and the revisions to Table III on page 61. To
       the extent you intend "Less   cash distributions to investors   from
investing cash flow"
 Grant Cardone
Cardone Equity Fund V, LLC
October 11, 2018
Page 2

       to mean "from operating cash flow," please revise to clarify or, alternatively, explain what you mean by "investing cash flow."

        You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3856 or Shannon
Sobotka, Staff Accountant, at (202) 551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at (202)
(202) 551-7150 or me at (202) 551-3401 with any other questions.

                                                            Sincerely,

                                                            /s/ Jennifer
Gowetski

                                                            Jennifer Gowetski
                                                            Senior Counsel
                                                            Office of Real
Estate and
                                                            Commodities

cc:    Jillian Sidoti, Esq.
       Trowbridge Sidoti LLP